Exhibit 99.1

Ellomay Capital Reports Results for the Three Months Ended March 31, 2023

Tel-Aviv, Israel, June 29, 2023 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, Israel and the US, today reported its unaudited financial results for the three month period ended March 31, 2023.

Financial Highlights for the Three Months Ended March 31, 2023

•
Revenues were approximately €12 million[1] for the three months ended March 31, 2023, compared to approximately €11.8 million for the three months ended March 31, 2022.The change in revenues is mainly due to: (i) an increase of approximately €1.4 million in revenues from the Company’s biogas plants in the Netherlands, resulting mainly from increased production and an increase in the 2023 gas price, (ii) revenues of approximately €0.9 million from Ellomay Solar, a 28 MW photovoltaic facility in Spain (“Ellomay Solar”), which was not operational during the first quarter of 2022 and (iii) a decrease of approximately €1.9 million in the revenues of the Talasol PV Plant, a 300 MW facility in Spain (the “Talasol PV Plant”), resulting from a decrease in electricity prices in Spain.

•
Operating expenses were approximately €6.5 million for the three months ended March 31, 2023, compared to approximately €6 million for the three months ended March 31, 2022. The increase in operating expenses mainly resulted from higher production in the Company’s biogas facilities in the Netherlands and higher raw material prices caused by the military conflict between Russia and Ukraine, and from the connection to the grid of Ellomay Solar during June 2022, upon which the Company commenced recognition of expenses. The increase in operating expenses was partially offset by reduced payments under the Spanish RDL 17/2022, caused by a reduction in the electricity market price. RDL 17/2022 established the reduction of returns on the electricity generating activity of Spanish production facilities that do not emit greenhouse gases accomplished through payments of a portion of the revenues by the production facilities to the Spanish government. Depreciation expenses were approximately €4.1 million for the three months ended March 31, 2023, compared to approximately €4 million for the three months ended March 31, 2022.

•
Project development costs were approximately €1.6 million for the three months ended March 31, 2023, compared to approximately €0.7 million for the three months ended March 31, 2022. The increase in project development costs is mainly due to development expenses in connection with photovoltaic projects in the US.

1 The revenues are based on IFRS and do not take into account the adjustments included in the Company’s investor presentation.

•	General and administrative expenses were approximately €1.5 million for each of the three months ended March 31, 2023 and March 31, 2022.

•
The Company’s share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €1.2 million for the three months ended March 31, 2023, compared to approximately €0.2 million for the three months ended March 31, 2022. The increase in share of profits of equity accounted investee was mainly due to the increase in revenues of Dorad Energy Ltd. (“Dorad”) due to higher quantities produced and a higher electricity tariff in Israel, partially offset by an increase in operating expenses in connection with the increased production and higher tariff.

•
Financing Income, net was approximately €2 million for the three months ended March 31, 2023, compared to financing expenses, net of approximately €2.9 million for the three months ended March 31, 2022. This change was mainly attributable to income resulting from exchange rate differences amounting to approximately €4.4 million in the period ended March 31, 2023 in connection with the Company’s NIS denominated debentures (after deduction of NIS cash and cash equivalents), caused by the 4.8% devaluation of the New Israeli Shekel (“NIS”) against the euro during the three months ended March 31, 2023, while the 0.1% revaluation of the NIS against the euro during the three months ended March 31, 2022 had a non-material impact on the euro value of our NIS denominated debentures and cash and cash equivalents.

•
Tax benefit was approximately €1.1 million for the three months ended March 31, 2023, compared to taxes on income of approximately €0.3 million for the three months ended March 31, 2022. This change was mainly due to the recognition of deferred taxes due to carried forward losses in the Company’s Italian subsidiaries.

•	Net profit was approximately €2.8 million for the three months ended March 31, 2023, compared to net loss of approximately €3.4 million for the three months ended March 31, 2022.

•
Total other comprehensive profit was approximately €26.6 million for the three months ended March 31, 2023, compared to total other comprehensive loss of approximately €40.9 for the three months ended March 31, 2022. The increase in total other comprehensive profit mainly resulted from changes in fair value of cash flow hedges, including a material decrease in the fair value of the liability resulting from the financial power swap that covers approximately 80% of the output of the Talasol PV Plant, caused by the substantial reduction in the electricity prices in Spain.

•
Total comprehensive profit was approximately €29.3 million for the three months ended March 31, 2023, compared to total comprehensive loss of approximately €44.2 million for the three months ended March 31, 2022.

•	EBITDA was approximately €3.6 million for the three months ended March 31, 2023, compared to approximately €3.8 million for the three months ended March 31, 2022.

•	Net cash from operating activities was approximately €1.4 million for the three months ended March 31, 2023, compared to approximately €8.1 million for the three months ended March 31, 2022.

CEO Review for Q1 2023

The Company’s operations concentrate on three two main fields:

-	Construction of New Projects: PV projects in Italy and a pumped hydro storage project in the Manara Cliff in Israel.

-	Initiating and Developing of New Projects: PV projects in Italy, Spain, USA and Israel.

-	Management, Operation and Improvement of Generating Projects: PV projects in Israel and Spain and bio-gas projects in the Netherlands (bio-gas).

The Company’s revenues for the quarter were approximately €12 million, an increase of approximately €0.3 million compared to the same period last year. These revenues are slightly higher than the revenues for the same period last year, despite a decrease in electricity prices in Spain. The increase in revenues is due to an increase in revenues of the bio-gas operations in the Netherlands and the addition of revenues from Ellomay Solar that was connected to the electricity grid in June 2022.

The cash flow from operations for the quarter was approximately €1.4 million.

The increase in project development costs was mainly due to the large advancement in the development of the photovoltaic portfolio in Italy, Israel and the US.

The net profit for the quarter was approximately €2.8 million.

Activity in Spain:

The electricity prices in Spain decreased during the first quarter to an average price of €91 per MWh compared to an average price of €199 per MWh for the same quarter last year.

The Talasol PV project (300 MW PV) (Company’s share is 51%) produced during the first quarter revenues from the sale of electricity and green certificates of approximately €5.6 million. Talasol is a party to a financial hedge of its electricity capture price (PPA). Approximately 80% of its production (75% based on P-50) are sold under this agreement for a fixed price. The remaining electricity produced by Talasol is sold directly to the grid, at spot prices.

The Ellomay Solar project (28 MW PV) produced during the first quarter revenues from the sale of electricity and green certificates of approximately €0.9 million.

Activity in Italy:

The Company has approximately 505 MW PV projects under advanced development stages, of which licenses have been obtained for approximately 203 MW. The Company is in advanced construction of projects with an aggregate capacity of 20 MW that are expected to be connected to the grid and finish testing by the end of August 2023. The remainder of the licenses (approximately 183 MW) are expected to commence construction during 2023.

The Company has additional projects in early development stages (in addition to the 505 MW in advanced development stages), the intention is to reach a portfolio of approximately 1,000 MW PV by the end of 2027. The Company is negotiating a financing agreement with a leading European bank in the field.

Activity in Israel:

The Manara Pumped Storage Project (Company’s share is 83.34%): The Manara Cliff pumped storage project, with a capacity of 156 MW, is in advanced construction stages and expected to reach commercial operation during the second half of 2026, and to produce average annual revenues of approximately €74 million and EBITDA of approximately €33 million. The Company and its partner in the project, Ampa, invested all of the equity required for the project (other than linkage differences), and the remainder of the funding is from a consortium of lenders led by Mizrahi Bank, at a scope of approximately NIS 1.18 billion.

Development of PV licenses combined with storage:

1.
The Komemiyut Project: intended for 21 MW PV and 47 MW / hour batteries. The project has an approval for connection to the grid and is in the process of receiving a building permit. Commencement of construction is planned for the third quarter of 2023.

2.	The Qelahim Project: intended for 15 MW PV and 33 MW / hour batteries. The project has an approval for connection to the grid, and is in the final stages of the zoning approval.

The Komemiyut and Qelahim projects are based on tender No. 1 that the Company won and there is an option of transition to regulation that enables a direct sale to end customers.

3.
The Talmei Yosef Project: an expansion of the existing project to 104 dunams, intended for 10 MW PV and 22 MW / hour batteries. The request for zoning approval has been filed and approval is expected to be received in the third quarter of 2023.

4.
The Talmei Yosef Storage Project in Batteries: there is a zoning approval for 30 dunam, intended for approximately 400 MW / hour. The project is designed for the regulation of the high voltage storage.

5.	The Sharsheret Project: intended for 20 MW PV and 44 MW / hour batteries. The zoning request was submitted.

6.	In addition, the Company has approximately 250 dunams under advanced planning stages.

Dorad Power Station (Company’s share is approximately 9.4%): the gas flow from the Karish reservoir that began during November 2023 reduced the gas costs of Dorad. In addition, the change in the electricity tariff, which entered into force in January 2023, means an increase in the “PISGA”/ peak (high consumption) hours. The elimination of the “GEVA” (average consumption) hours, is expected to reduce the operating expenses of the power station without decreasing the revenues, or alternatively to increase the operating hours, which will increase revenues and profits. Moreover, the Israeli government decided to increase the power station by an additional 650 MW and the approval of the National Infrastructure Committee to the TTL/11/B plan – expansion of the Dorad power station.

Activity in the Netherlands:

In connection with the military conflict in Ukraine and the stoppage of Russian gas supply to Europe, there are substantial changes in the field of biogas in the Netherlands and Europe. Europe in general and the Netherlands specifically have set ambitious goals for increasing gas production from waste. Various incentives are being considered, the main one is increasing the price of the green certificates. The price of these certificates has increased from an average of 13–15 euro cents per cubic meter to around 30-45 euro cents per cubic meter and future increases are currently projected. Commencing May 2023 a generator of 1 MWh operating based on self-produced gas started to operate in the GGB facility (the only facility that did not self-generate electricity and heat), which provides the electricity and heating needs of the facility. The expected reduction in expenses is over €1 million per year.

The Company estimates that with the increasing importance of the biogas field, this field entered into a new era. In the Netherlands, new legislation was adopted that obliges the gas suppliers to incorporate green gas in a scope of up to 20% of the amount supplied by them, valid commencing January 1, 2024. This legislation, and the growing demand for green certificates derived from the biogas industry, is expected to add and improve the expected results of the biogas segment of the Company.

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s operating performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly titled measure presented by other companies. The Company’s EBITDA may not be indicative of the Company’s historic operating results; nor is it meant to be predictive of potential future results. The Company uses this measure internally as performance measure and believes that when this measure is combined with IFRS measure it add useful information concerning the Company’s operating performance. A reconciliation between results on an IFRS and non-IFRS basis is provided on page 16 of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe, Israel and the US.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 35.9 MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;

•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;

•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (Nm3 per year, respectively;

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•	Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL that are constructing photovoltaic plants with installed capacity of 14.8 MW and 4.95 MW, respectively, in the Lazio Region, Italy; and

•
Ellomay Solar Italy Four SRL, Ellomay Solar Italy Five SRL, Ellomay Solar Italy Seven SRL and Ellomay Solar Italy Ten SRL that are developing photovoltaic projects with installed capacity of 15.06 MW, 87.2 MW, 54.77 MW and 18 MW, respectively, in the Lazio Region, Italy that have reached “ready to build” status.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, extension of current or approval of new rules and regulations increasing the operating expenses of manufacturers of renewable energy in Spain, increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Rubenbach (Weintraub)
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Statements of Financial Position

	March 31,	December 31,	March 31,
	2023	2022	2023
	Unaudited	Audited	Unaudited
	€ in thousands		Convenience Translation into US$ in thousands*
Assets
Current assets:
Cash and cash equivalents	69,737	46,458	75,852
Marketable securities	-	2,836	-
Short term deposits	21,374	-	23,248
Restricted cash	810	900	881
Receivable from concession project	1,581	1,799	1,720
Trade and other receivables	15,757	12,682	17,139
	109,259	64,675	118,840
Non-current assets
Investment in equity accounted investee	29,701	30,029	32,305
Advances on account of investments	2,710	2,328	2,948
Receivable from concession project	23,843	24,795	25,934
Fixed assets	372,743	365,756	405,429
Right-of-use asset	32,106	30,020	34,921
Intangible asset	3,819	4,094	4,154
Restricted cash and deposits	19,132	20,192	20,810
Deferred tax	13,722	23,510	14,925
Long term receivables	9,559	9,270	10,397
Derivatives	1,331	1,488	1,448
	508,666	511,482	553,271

Total assets	617,925	576,157	672,111

Liabilities and Equity
Current liabilities
Current maturities of long-term bank loans	12,524	12,815	13,622
Current maturities of long-term loans	10,000	10,000	10,877
Current maturities of debentures	18,209	18,714	19,806
Trade payables	3,790	4,504	4,123
Other payables	17,222	11,207	18,732
Current maturities of derivatives	14,479	33,183	15,749
Current maturities of lease liabilities	810	745	881
	77,034	91,168	83,790
Non-current liabilities
Long-term lease liabilities	24,497	22,005	26,645
Long-term loans	227,565	229,466	247,520
Other long-term bank loans	22,623	21,582	24,607
Debentures	142,528	91,714	155,026
Deferred tax	6,170	6,770	6,711
Other long-term liabilities	1,000	2,021	1,088
Derivatives	3,972	28,354	4,320
	428,355	401,912	465,917
Total liabilities	505,389	493,080	549,707
Equity
Share capital	25,613	25,613	27,859
Share premium	86,069	86,038	93,616
Treasury shares	(1,736)	(1,736)	(1,888)
Transaction reserve with non-controlling Interests	5,697	5,697	6,197
Reserves	(1,617)	(12,632)	(1,759)
Accumulated deficit	(3,645)	(7,256)	(3,965)
Total equity attributed to shareholders of the Company	110,381	95,724	120,060
Non-controlling interest	2,155	(12,647)	2,344
Total equity	112,536	83,077	122,404
Total liabilities and equity	617,925	576,157	672,111

* Convenience translation into US$ (exchange rate as at March 31, 2023: euro 1 = US$ 1.088)

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income (Loss)

	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,
	2023	2022	2022	2023
	Unaudited		Audited	Unaudited
	€ in thousands (except per share data)			Convenience Translation into US$ in thousands*
Revenues	12,028	11,761	53,360	13,083
Operating expenses	(6,452)	(5,971)	(24,089)	(7,018)
Depreciation and amortization expenses	(4,115)	(4,014)	(16,092)	(4,476)
Gross profit	1,461	1,776	13,179	1,589

Project development costs	(1,634)	(711)	(3,784)	(1,777)
General and administrative expenses	(1,480)	(1,477)	(5,892)	(1,610)
Share of profits of equity accounted investee	1,178	231	1,206	1,281
Operating profit (loss)	(475)	(181)	4,709	(517)

Financing income	5,403	809	9,565	5,877
Financing income (expenses) in connection with derivatives and warrants, net	86	(34)	605	94
Financing expenses in connection with projects finance	(1,885)	(1,365)	(7,765)	(2,050)
Financing expenses in connection with debentures	(828)	(1,029)	(2,130)	(901)
Interest expenses on minority shareholder loan	(465)	(543)	(1,529)	(506)
Other financing expenses	(288)	(784)	(1,212)	(313)
Financing income (expenses), net	2,023	(2,946)	(2,466)	2,201
Profit (loss) before taxes on income	1,548	(3,127)	2,243	1,684
Tax benefit (taxes on income)	1,256	(279)	(2,103)	1,366
Profit (loss) for the period	2,804	(3,406)	140	3,050
Profit (loss) attributable to:
Owners of the Company	3,611	(2,934)	(357)	3,928
Non-controlling interests	(807)	(472)	497	(878)
Profit (loss) for the period	2,804	(3,406)	140	3,050
Other comprehensive income (loss) items That after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:

Foreign currency translation differences for foreign operations	(5,550)	(98)	(7,829)	(6,037)
Effective portion of change in fair value of cash flow hedges	32,174	(40,786)	(28,283)	34,995
Net change in fair value of cash flow hedges transferred to profit or loss	-	27	821	-
Total other comprehensive income (loss)	26,624	(40,857)	(35,291)	28,958

Total other comprehensive income (loss) attributable to:
Owners of the Company	11,015	(20,669)	(19,920)	11,981
Non-controlling interests	15,609	(20,188)	(15,371)	16,977
Total other comprehensive income (loss)	26,624	(40,857)	(35,291)	28,958

Total comprehensive income (loss) for the period	29,428	(44,263)	(35,151)	32,008

Total comprehensive income (loss) for the period attributable to:
Owners of the Company	14,626	(23,603)	(20,277)	15,909
Non-controlling interests	14,802	(20,660)	(14,874)	16,099
Total comprehensive income (loss) for the period	29,428	(44,263)	(35,151)	32,008

Basic profit (loss) per share	0.27	(0.23)	(0.03)	0.29
Diluted profit (loss) per share	0.27	(0.23)	(0.03)	0.29

*Convenience translation into US$ (exchange rate as at March 31, 2023: euro 1 = US$ 1.088)

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Accumulated Deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the three months ended
March 31, 2023 (Unaudited):
Balance as at January 1, 2023	25,613	86,038	(7,256)	(1,736)	7,970	(20,602)	5,697	95,724	(12,647)	83,077
Profit (loss) for the period	-	-	3,611	-	-	-	-	3,611	(807)	2,804
Other comprehensive income (loss) for the period	-	-	-	-	(5,292)	16,307	-	11,015	15,609	26,624
Total comprehensive income (loss) for the period	-	-	3,611	-	(5,292)	16,307	-	14,626	14,802	29,428
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	31	-	-	-	-	-	31	-	31
Balance as at March 31, 2023	25,613	86,069	(3,645)	(1,736)	2,678	(4,295)	5,697	110,381	2,155	112,536

For the three months ended
March 31, 2022 (Unaudited):
Balance as at January 1, 2022	25,605	85,883	(7,217)	(1,736)	15,365	(8,077)	5,697	115,520	(2,037)	113,483
Loss for the period	-	-	(2,934)	-	-	-	-	(2,934)	(472)	(3,406)
Other comprehensive loss for the period	-	-	-	-	(90)	(20,579)	-	(20,669)	(20,188)	(40,857)
Total comprehensive loss for the period	-	-	(2,934)	-	(90)	(20,579)	-	(23,603)	(20,660)	(44,263)

Balance as at March 31, 2022	25,605	85,883	(10,151)	(1,736)	15,275	(28,656)	5,697	91,917	(22,697)	69,220

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the year ended
December 31, 2022 (Audited):
Balance as at
January 1, 2022	25,605	85,883	(6,899)	(1,736)	15,365	(8,077)	5,697	115,838	(1,731)	114,107
Profit (loss) for the year	-	-	(357)	-	-	-	-	(357)	497	140
Other comprehensive loss for the year	-	-	-	-	(7,395)	(12,525)	-	(19,920)	(15,371)	(35,291)
Total comprehensive loss for the year	-	-	(357)	-	(7,395)	(12,525)	-	(20,277)	(14,874)	(35,151)
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	-	-	-	-	-	-	-	-	3,958	3,958
Options exercise	8	28	-	-	-	-	-	36	-	36
Share-based payments	-	127	-	-	-	-	-	127	-	127
Balance as at December 31, 2022	25,613	86,038	(7,256)	(1,736)	7,970	(20,602)	5,697	95,724	(12,647)	83,077

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	Convenience translation into US$ (exchange rate as at March 31, 2023: euro 1 = US$ 1.088)
For the three months ended
March 31, 2023 (Unaudited):	27,859	93,582	(7,893)	(1,888)	8,669	(22,409)	6,197	104,117	(13,755)	90,362
Balance as at January 1, 2023
Profit (loss) for the period	-	-	3,928	-	-	-	-	3,928	(878)	3,050
Other comprehensive income (loss) for the period	-	-	-	-	(5,756)	17,737	-	11,981	16,977	28,958
Total comprehensive income (loss) for the period	-	-	3,928	-	(5,756)	17,737	-	15,909	16,099	32,008
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	34	-	-	-	-	-	34	-	34

Balance as at March 31, 2023	27,859	93,616	(3,965)	(1,888)	2,913	(4,672)	6,197	120,060	2,344	122,404

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Cash Flow

	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,
	2023	2022	2022	2023
	Unaudited		Audited	Unaudited
	€ in thousands			Convenience Translation into US$*
Cash flows from operating activities
Profit (loss) for the period	2,804	(3,406)	140	3,050
Adjustments for:
Financing expenses (income), net	(2,023)	2,946	2,466	(2,201)
Depreciation and amortization	4,115	4,014	16,092	4,476
Share-based payment transactions	31	-	127	34
Share of profits of equity accounted investees	(1,178)	(231)	(1,206)	(1,281)
Change in trade receivables and other receivables	(1,759)	(2,814)	724	(1,913)
Change in other assets	(120)	1,841	(209)	(131)
Change in receivables from concessions project	257	252	(521)	280
Change in trade payables	(876)	(75)	1,697	(953)
Change in other payables	1,803	5,274	3,807	1,961
Taxes on income (Tax benefit)	(1,256)	279	2,103	(1,366)
Income taxes paid	-	-	(6,337)	-
Interest received	493	471	1,896	536
Interest paid	(923)	(404)	(9,459)	(1,004)
	(1,436)	11,553	11,180	(1,562)
Net cash from operating activities	1,368	8,147	11,320	1,488
Cash flows from investing activities
Acquisition of fixed assets	(12,861)	(15,527)	(48,610)	(13,989)
VAT associated with the acquisition of fixed assets	-	(2,225)	-	-
Repayment of loan from an equity accounted investee	-	-	149	-
Loan to an equity accounted investee	(60)	-	(128)	(65)
Advances on account of investments	(382)	-	(774)	(415)
Proceeds from marketable securities	2,837	-	(1,062)	3,086
Proceeds from settlement of derivatives, net	-	(528)	(528)	-
Proceed (investment) in restricted cash, net	893	1,103	(4,873)	971
Investment in short term deposit	(21,945)	-	27,645	(23,869)
Net cash used in investing activities	(31,518)	(17,177)	(28,181)	(34,281)
Cash flows from financing activities
Proceeds from options	-	-	36	-
Cost associated with long term loans	(315)	(8,460)	(9,988)	(343)
Payment of principal of lease liabilities	(200)	(3,795)	(5,703)	(218)
Proceeds from long-term loans	764	196,520	215,170	831
Repayment of long-term loans	(686)	(121,372)	(153,751)	(746)
Repayment of Debentures	-	-	(19,764)	-
Repayment of SWAP instrument associated with long term loans	-	(3,290)	(3,290)	-
Proceed from settlement of derivatives, net	-	-	3,800	-
Proceeds from issue of debentures	55,808	-	-	60,702
Net cash from financing activities	55,371	59,603	26,510	60,226
Effect of exchange rate fluctuations on cash and cash equivalents	(1,942)	(821)	(4,420)	(2,113)
Increase in cash and cash equivalents	23,279	49,752	5,229	25,320
Cash and cash equivalents at the beginning of the period	46,458	41,229	41,229	50,532
Cash and cash equivalents at the end of the period	69,737	90,981	46,458	75,852

* Convenience translation into US$ (exchange rate as at March 31, 2023: euro 1 = US$ 1.088)

Ellomay Capital Ltd. and its Subsidiaries
Operating Segments

	PV								Total
			Ellomay			Bio			reportable		Total
	Italy	Spain	Solar	Talasol	Israel	Gas	Dorad	Manara	segments	Reconciliations	consolidated
	For the three months ended March 31, 2023
	€ in thousands

Revenues	-	732	889	5,581	295	4,531	16,011	-	28,039	(16,011)	12,028
Operating expenses	-	(173)	(532)	(1,820)	(84)	(3,843)	(11,741)	-	(18,193)	11,741	(6,452)
Depreciation expenses	-	(229)	(233)	(2,828)	(120)	(700)	(1,392)	-	(5,502)	1,387	(4,115)
Gross profit (loss)	-	330	124	933	91	(12)	2,878	-	4,344	(2,883)	1,461

Adjusted Gross profit (loss)	-	330	124	933	242 [2]	(12)	2,878	-	4,495	(3,034)	1,461
Project development costs											(1,634)
General and administrative expenses											(1,480)
Share of loss of equity accounted investee											1,178
Operating profit											(475)
Financing income											5,403
Financing expenses in connection
with derivatives and warrants, net											86
Financing expenses, net											(3,466)
Profit before taxes on Income											1,548
Segment assets as at
March 31, 2023	32,294	14,137	19,490	236,859	33,496	32,416	104,097	137,410	610,199	7,726	617,925

2 The gross profit of the Talmei Yosef PV Plant located in Israel is adjusted to include income from the sale of electricity (approximately €629 thousands) and depreciation expenses (approximately €478 thousands) under the fixed asset model, which were not recognized as revenues and depreciation expenses, respectively, under the financial asset model as per IFRIC 12.

Ellomay Capital Ltd. and its Subsidiaries
Reconciliation of Profit (Loss) to EBITDA (unaudited)

	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,
	2023	2022	2022	2023
	€ in thousands			Convenience Translation into US$*
Net profit (loss) for the period	2,804	(3,406)	140	3,050
Financing expenses (income), net	(2,023)	2,946	2,466	(2,201)
Taxes on income (tax benefit)	(1,256)	279	2,103	(1,366)
Depreciation and amortization	4,115	4,014	16,092	4,476
EBITDA	3,640	3,833	20,801	3,959

* Convenience translation into US$ (exchange rate as at March 31, 2023: euro 1 = US$ 1.088)

Ellomay Capital Ltd. and its Subsidiaries
Information for the Company’s Debenture Holders

Financial Covenants

Pursuant to the Deeds of Trust governing the Company’s Series C, Series D and Series E Debentures (together, the “Debentures”), the Company is required to maintain certain financial covenants. For more information, see Item 5.B of the Company’s Annual Report on Form 20-F submitted to the Securities and Exchange Commission on April 7, 2023, and below.

Net Financial Debt

As of March 31, 2023, the Company’s Net Financial Debt, (as such term is defined in the Deeds of Trust of the Company’s Debentures), was approximately €71.1 million (consisting of approximately €276.83 million of short-term and long-term debt from banks and other interest bearing financial obligations, approximately €162.84 million in connection with the Series C Debentures issuances (in July 2019, October 2020, February 2022 and October 2022), the Series D Convertible Debentures issuance (in February 2022) and the Series E Secured Debentures issuance (in February 2023), net of approximately €91.1 million of cash and cash equivalents, short-term deposits and marketable securities and net of approximately €276.85 million of project finance and related hedging transactions of the Company’s subsidiaries).

3 The amount of short-term and long-term debt from banks and other interest-bearing financial obligations provided above includes an amount of approximately €4.1 million costs associated with such debt, which was capitalized and therefore offset from the debt amount that is recorded in the Company’s balance sheet.
4 The amount of the Debentures provided above includes an amount of approximately €2 million associated costs, which was capitalized and therefore offset from the debentures amount that is recorded in the Company’s balance sheet.
5 The project finance amount deducted from the calculation of Net Financial Debt includes project finance obtained from various sources, including financing entities and the minority shareholders in project companies held by the Company (provided in the form of shareholders’ loans to the project companies).

Ellomay Capital Ltd. and its Subsidiaries
Information for the Company’s Debenture Holders

Information for the Company’s Series C Debenture Holders.

The Deed of Trust governing the Company’s Series C Debentures (as amended on June 6, 2022, the “Series C Deed of Trust”), includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for two consecutive quarters is a cause for immediate repayment. As of March  31, 2023, the Company was in compliance with the financial covenants set forth in the Series C Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series C Deed of Trust) was approximately 126.2 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 36.2%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA6, was 3.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series C Deed of Trust) for the four-quarter period ended March 31, 2023:

For the four-quarter period ended March 31, 2023
Unaudited
€ in thousands
Profit for the period	6,350
Financing income, net	(2,503)
Taxes on income	568
Depreciation	16,193
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	3,400
Share-based payments	158
Adjusted EBITDA as defined the Series C Deed of Trust	24,166

6 The term “Adjusted EBITDA” is defined in the Series C Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments. The Series C Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series C Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

Ellomay Capital Ltd. and its Subsidiaries
Information for the Company’s Debenture Holders

Information for the Company’s Series D Debenture Holders

The Deed of Trust governing the Company’s Series D Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series D Deed of Trust is a cause for immediate repayment. As of March 31, 2023, the Company was in compliance with the financial covenants set forth in the Series D Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series D Deed of Trust) was approximately 126.2 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 36.2%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA7 was 2.9.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series D Deed of Trust) for the four-quarter period ended March 31, 2023:

For the four quarter period ended March 31, 2023
Unaudited
€ in thousands
Profit for the period	6,350
Financing income, net	(2,503)
Taxes on income	568
Depreciation and amortization expenses	16,193
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	3,400
Share-based payments	158
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[8]	390
Adjusted EBITDA as defined the Series D Deed of Trust	24,556

7 The term “Adjusted EBITDA” is defined in the Series D Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series D Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series D Deed of Trust). The Series D Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series D Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”
8 The adjustment is based on the results of Ellomay Solar since June 2022.

Ellomay Capital Ltd. and its Subsidiaries
Information for the Company’s Debenture Holders

Information for the Company’s Series E Debenture Holders

The Deed of Trust governing the Company’s Series E Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series E Deed of Trust is a cause for immediate repayment. As of March 31, 2023, the Company was in compliance with the financial covenants set forth in the Series E Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series E Deed of Trust) was approximately €126.2 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 36.2%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA9 was 2.9.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series E Deed of Trust) for the four-quarter period ended March 31, 2023:

For the four-quarter period ended March 31, 2023
Unaudited
€ in thousands
Profit for the period	6,350
Financing income, net	(2,503)
Taxes on income	568
Depreciation and amortization expenses	16,193
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	3,400
Share-based payments	158
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[10]	390
Adjusted EBITDA as defined the Series E Deed of Trust	24,556

In connection with the undertaking included in Section 3.17.2 of Annex 6 of the Series E Deed of Trust, no circumstances occurred during the reporting period under which the rights to loans provided to Ellomay Luzon Energy Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd. (“Ellomay Luzon Energy”)), which were pledged to the holders of the Company’s Series E Debentures, will become subordinate to the amounts owed by Ellomay Luzon Energy to Israel Discount Bank Ltd.

As of March 31, 2023, the value of the assets pledged to the holders of the Series E Debentures in the Company’s books (unaudited) is approximately €32.3 million (approximately NIS 127.15 million based on the exchange rate as of such date).

9 The term “Adjusted EBITDA” is defined in the Series E Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series E Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series E Deed of Trust). The Series E Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series E Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”
10 The adjustment is based on the results of Ellomay Solar since June 2022.